File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A.B. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2007

(Filed January 25, 2007)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated January 25, 2007

Press Release

Vitro Announces Successful US$1.0 billion Bond Offering

San Pedro Garza Garcia, Nuevo Leon, Mexico, January 25, 2007 - Vitro, S.A.B. de C.V. (NYSE: VTO and BMV: VITROA), announced today it successfully priced its previously anticipated debt offering, upsized from US$750 million to US$1.0 billion of senior unsecured notes (the "Notes") principally to refinance existing third-party debt at the Vitro holding company level, substantially all of the third-party debt at its subsidiary Vitro Envases Norteamerica, S.A. de C.V. ("VENA") and certain third-party debt at its subsidiary Vimexico, S.A. de C.V. ("Vimexico").

The Notes will be issued in two tranches: US$700MM of senior unsecured notes due February 1, 2017 callable after year 2012, at a coupon of 9.125% and US$300MM of senior unsecured notes due February 1, 2012, non-callable for life, at a coupon of 8.625%. The Notes will pay interest semiannually and will receive guarantees from VENA and its wholly-owned subsidiaries and Vimexico and its wholly-owned subsidiaries. The Notes offering is expected to close on February 1, 2007.

The Notes offering is made to qualified institutional buyers in the United States in reliance on Rule 144A under the Securities Act of 1933, as amended and to non-U.S. persons outside the United States in accordance with Regulation S under the Securities Act of 1933. The Notes will be issued with registration rights.

As previously announced on January 10, 2007, concurrently with the Notes offering, VENA launched an offer to purchase for cash (the "Tender Offer") any and all of its outstanding 10.75% senior secured guaranteed notes due 2011 (the "2011 Notes") and a solicitation of consents (the "Consent Solicitation") from the holders of the 2011 Notes. Pursuant to the terms of the Tender Offer and Consent Solicitation, on January 24, 2007 (the "Consent Time"), 87.6% of the aggregate principal amount of the 2011 Notes have been tendered. The Tender Offer will expire on February 7, 2007, unless extended by VENA.

Among other things, the Tender Offer and Consent Solicitation are subject to consummation of the Notes offering and the Notes offering is subject to receipt of the required consents in the Consent Solicitation, which required consents have been obtained. The terms and conditions of the Tender Offer and Consent Solicitation are more fully set forth in the Offer to Purchase and Consent Solicitation Statement made available to holders of the 2011 Notes.

This notice shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of the new notes in any state or jurisdiction in which such offer, solicitation or sale would be unlawful. The new notes are offered and sold to qualified institutional buyers in the United States in reliance on Rule 144A under the Securities Act of 1933, as amended and to non-U.S. persons in offshore transactions outside the United States in accordance with Regulation S under the Securities Act of 1933. The new notes have not been registered under the Securities Act or any state securities laws, and may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from the registration requirements.

This press release may contain certain forward-looking statements and information relating to Vitro, S.A.B. de C.V. ("Vitro" or "the Company") and its subsidiaries that reflect the current views and/or expectations of Vitro and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like "believe", "anticipate", "expect", "estimate", "could", "envisage", "potential", "will likely result", or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this press release. In no event, neither Vitro nor any of its subsidiaries, affiliates, shareholders, directors, officers, agents or employees shall be liable before any third-party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this press release or for any consequential, special or similar damages.

Vitro, S.A.B. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is one of the world's leading glass producers. Vitro is a major participant in two principal businesses: flat glass and glass containers. Its subsidiaries serve multiple product markets, including construction and automotive glass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers. Vitro also produces raw materials and equipment and capital goods for industrial use, which are vertically integrated in the Glass Containers business unit. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries have facilities and distribution centers in nine countries, located in North, Central and South America, and Europe, and export to more than 45 countries worldwide.

For more information please contact:

Media Albert Chico Vitro, S. A. B. de C.V. + (52) 81-8863-1335 / 1661 achico@vitro.com	Investor Relations Adrian Meouchi/Angel Estrada Vitro S.A.B. de C.V. + (52) 81-8863-1765 / 1730 ameouchi@vitro.com aestradag@vitro.com	U.S. agency Susan Borinelli / Michael Fehle Breakstone Group (646) 452-2333 sborinelli@breakstone-group.com mfehle@breakstone-group.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A.B. DE C.V.

By    /s/ Claudio L. Del Valle Cabello
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: January 25, 2007